Exhibit 12.1

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Earnings
Loss from continuing operations before income taxes	$(112,444)	$(106,794)	$(90,722)	$(66,720)	$(69,949)
Fixed charges	630	1,108	508	509	2,795
Earnings, as defined	$(111,814)	$(105,686)	$(90,214)	$(66,211)	$(67,154)

Fixed charges:
Interest expense	$-	$572	$35	$-	$2,351
Estimated interest component of rent expenses	630	536	473	509	444
Total fixed charges	$630	$1,108	$508	$509	$2,795
Preferred stock deemed dividend	-	-	-	8,469	-
Total fixed charges and preferred dividend	$630	$1,108	$508	$8,978	$2,795

Deficiency of earnings available to cover fixed charges and preferred stock dividends(1)	$(112,444)	(106,794)	$(90,722)	(75,189)	(69,949)

(1): Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.